EXHIBIT 99.48
Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Raises Guidance for Q2 2002
Revenue, gross profit, bottom-line increased

Westlake  Village,  California,  June 10,  2002 - Diodes  Incorporated  (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive markets, today announced updated guidance for the second quarter of 2002 at it's annual meeting of shareholders.

The Company now expects to report double-digit sequential revenue growth for the second quarter, up from the previous guidance of approximately 4%. The growth is primarily due to strength in the North American market.

Gross profit margin is expected to be above 20%, which is up from the previous guidance of 17%-18% and primarily attributable to increased capacity utilization at the Company's Mainland China facility, Diodes-China, and at its wafer facility, Diodes-FabTech. The combination of revenue growth and operating efficiencies is expected to result in an over six-fold sequential increase in operating income for the second quarter.

C.H. Chen,  Diodes'  President and CEO, said, "After months of speculation among analysts, we are finally seeing evidence that semiconductor industry fundamentals are improving. Diodes is benefiting from renewed ordering by distributors, particularly in the North American market. In addition, we continue to improve the efficiency of our operations and bring down unit costs by increasing capacity utilization. We expect our average capacity utilization to be well over 70% for the second quarter compared to 60% for the previous quarter."

The Company's discussion of second quarter financial and operating performance is based on preliminary information and is subject to change based on actual financial and operating results for the period.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. Diodes-Hong Kong covers sales warehouse and logistics functions. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor  Statement  Under the Private  Securities  Litigation  Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800
Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.